Exhibit 99.01

News Release

Investor Contact:
Stan Finkelstein
Investor Relations
(925) 290-4321
ir@formfactor.com

FormFactor, Inc. Reports Second Quarter Results
Company delivers another record quarter, provides guidance for continued strength in 2H’17

LIVERMORE, Calif. — August 2, 2017 —FormFactor, Inc. (Nasdaq: FORM) today announced its financial results for the second quarter of fiscal 2017 ended July 1, 2017. Quarterly revenues were $144.0 million, up 12% from $128.8 million reported in the first quarter of fiscal 2017 and up 73% from $83.1 million for the second quarter of fiscal 2016.

“FormFactor delivered a second consecutive quarter of record revenue and expanded earnings driven by strong momentum across all our businesses,” said Mike Slessor, CEO of FormFactor, Inc. “We continue to benefit from diverse demand drivers across our Probe Cards and Systems segments. We remain focused on executing on this demand, and delivering operational leverage throughout our P&L. Our structurally profitable financial model continues to deliver strong earnings growth and cash flow generation.”

Second Quarter Highlights

On a GAAP basis, net income for the second quarter of fiscal 2017 was $17.6 million, or $0.24 per fully-diluted share, compared to net income for the first quarter of fiscal 2017 of $5.2 million, or $0.07 per fully-diluted share, and net income for the second quarter of fiscal 2016 of $36.9 million, or $0.61 per fully-diluted share. The results for the second quarter of fiscal 2016 included a net benefit of $33.2 million associated with the closing of the acquisition of Cascade Microtech, or $0.55 per fully diluted share, including a one-time tax benefit of $43.9 million.

On a non-GAAP basis, net income for the second quarter of fiscal 2017 was $29.2 million, or $0.40 per fully-diluted share, compared to net income for the first quarter of fiscal 2017 of $17.3 million, or $0.24 per fully-diluted share, and net income for the second quarter of fiscal 2016 of $8.0 million, or $0.13 per fully-diluted share. A reconciliation of GAAP to non-GAAP net income and net income per share is provided in the schedules included below.

Free cash flow for the second quarter of fiscal 2017 was $21.2 million, compared to free cash flow for the first quarter of 2017 of $15.4 million, and free cash flow for the second quarter of 2016 of $(3.1) million. A reconciliation of net cash provided by (used in) operating activities to free cash flow generation is provided in the schedules included below.

Outlook

Dr. Slessor added, “In the strong current semiconductor environment, we continue to benefit from our more broadly diversified set of products and customers, especially in serving the end markets of data center, mobile and automotive. As we execute on our current business, and realize our line of sight growth opportunities, we are increasingly optimistic about demand for the remainder of this year. Following stronger than anticipated revenues in the first half of 2017, we now expect revenues for the second half to approximate those of our first half.”

For the third quarter ending on September 30, 2017, FormFactor is providing the following guidance*:

	U.S. GAAP	Reconciling Items**	Non-GAAP
Revenue	$136 million to $144 million	—	$136 million to $144 million
Gross Margin	38% to 41%	$7 million	43% to 46%
Net income per diluted share	$0.12 to $0.18	$0.17	$0.29 to $0.35
*This guidance assumes consistent foreign currency rates.
**Reconciling items are stock-based compensation and amortization of intangibles and integration expenses.

We have posted our revenue breakdown by region and market segment on the Investor Relations section of our website at www.formfactor.com. We will conduct a conference call at 1:30 p.m. PDT, or 4:30 p.m. EDT, today.

The public is invited to listen to a live webcast of FormFactor’s conference call on the Investor Relations section of our web site at www.formfactor.com. A telephone recording of the conference call will be available approximately two hours after the conclusion of the call. The recording will be available by telephone through August 4, 2017, 7:30 p.m. PDT, and can be accessed by dialing (855) 859-2056 (domestic) or +1 (404) 537-3406 (international) and entering confirmation code 40855002. The recording will also be available on the Investor Relations section of our website, www.formfactor.com.

Use of Non-GAAP Financial Information:

To supplement our condensed consolidated financial results prepared under generally accepted accounting principles, or GAAP, we disclose certain non-GAAP measures of non-GAAP net income (loss) and non-GAAP earnings per fully-diluted share that are adjusted from the nearest GAAP financial measure to exclude certain costs, expenses and gains. Reconciliations of the adjustments to GAAP results for the three and six months ended July 1, 2017, as well as for the comparable periods of fiscal 2016, are provided below. Information regarding the ways in which management uses non-GAAP financial information to evaluate its business, management's reasons for using this non-GAAP financial information, and limitations associated with the use of non-GAAP financial information, is included under “About our Non-GAAP Net Income (loss) and Adjustments” following the tables below.

About FormFactor:

FormFactor, Inc. (NASDAQ:FORM), is a leading provider of essential test and measurement technologies along the full IC life cycle - from characterization, modeling, reliability, and design de-bug, to qualification and production test. Semiconductor companies rely upon FormFactor’s products and services to accelerate profitability by optimizing device performance and advancing yield knowledge. The Company serves customers through its network of facilities in Asia, Europe, and North America. For more information, visit the Company’s website at www.formfactor.com.

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Forward-looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the Company’s future financial and operating results, the Company’s plans, strategies and objectives for future operations, and the anticipated benefits of the acquisition of Cascade Microtech. These statements are based on management’s current expectations and beliefs as of the date hereof, and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning gross margins and profitability; future financial and operating results; benefits of the acquisition of Cascade Microtech; the ability of the Company to drive growth and expand customer and partner relationships; the plans, strategies and objectives of the Company for future operations; the expected development, performance, market share or competitive performance relating to the Company’s products and services; and other statements regarding the Company’s business. Forward-looking statements may contain words such as “may,” “might,” “will,” “expect,” “plan,” “anticipate,” and “continue,” the negative or plural of these words and similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Company to realize the anticipated benefits of the acquisition of Cascade Microtech; the Company’s ability to remain in compliance with the terms of its debt financing; changes in demand for the Company’s products; industry seasonality; risks to the Company’s ability to realize operational efficiencies; changes in the market, macro-

economic environments, and other factors, including those set forth in the Company’s most current annual report on Form 10-K, quarterly reports on Form 10-Q and other filings by the Company with the U.S. Securities and Exchange Commission. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Unless required by law, the Company is under no obligation (and expressly disclaims any such obligation) to update or revise its forward-looking statements whether as a result of new information, future events, or otherwise.

FORMFACTOR, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 1, 2017	June 25, 2016	July 1, 2017	June 25, 2016
Revenues	$143,976	$83,083	$272,805	$136,694
Cost of revenues	82,209	57,656	163,467	101,475
Gross profit	61,767	25,427	109,338	35,219
Operating expenses:
Research and development	18,542	11,133	35,956	21,982
Selling, general and administrative	23,602	14,030	46,431	26,546
Restructuring and impairment charges, net	44	6,910	313	6,910
Total operating expenses	42,188	32,073	82,700	55,438
Operating income (loss)	19,579	(6,646)	26,638	(20,219)
Interest income	93	99	160	216
Interest expense	(1,162)	(11)	(2,337)	(11)
Other income (expense), net	107	(302)	(292)	(616)
Income (loss) before income taxes	18,617	(6,860)	24,169	(20,630)
Provision (benefit) for income taxes	1,040	(43,744)	1,407	(43,714)
Net income	$17,577	$36,884	$22,762	$23,084
Net income per share:
Basic	$0.24	$0.62	$0.32	$0.39
Diluted	$0.24	$0.61	$0.31	$0.39
Weighted-average number of shares used in per share calculations:
Basic	72,200	59,572	71,821	59,001
Diluted	73,539	59,988	73,185	59,639

FORMFACTOR, INC.
RECONCILIATION OF NON-GAAP NET INCOME
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 1, 2017	June 25, 2016	July 1, 2017	June 25, 2016
GAAP net income	$17,577	$36,884	$22,762	$23,084
Adjustments to reconcile GAAP net income to Non-GAAP net income:
Stock-based compensation	3,390	1,541	6,692	4,275
Restructuring and impairment charges, net	44	6,910	313	6,910
Acquisition and integration related expenses	419	3,795	1,007	5,796
Amortization of intangibles	7,934	2,767	16,474	5,537
Contingencies	—	—	(206)	—
Income tax valuation allowance release	—	(43,938)	—	(43,938)
Income tax effect of non-GAAP adjustments	(130)	—	(557)	—
Non-GAAP net income	$29,234	$7,959	$46,485	$1,664

Non-GAAP net income per share:
Basic	$0.40	$0.13	$0.65	$0.03
Diluted	$0.40	$0.13	$0.64	$0.03

Weighted-average number of shares used in per share calculations:
Basic	72,200	59,572	71,821	59,001
Diluted	73,539	59,988	73,185	59,639

FORMFACTOR, INC.
RECONCILIATION OF CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 1, 2017	June 25, 2016	July 1, 2017	June 25, 2016
Net cash provided by (used in) operating activities	$24,478	$(558)	$42,281	$(3,590)
Adjustments to reconcile GAAP cash provided from operating activities to free cash flow:
Cash paid for interest on debt	994	—	2,010	—
Capital expenditures	(4,294)	(2,522)	(7,759)	(3,633)
Free cash flow	$21,178	$(3,080)	$36,532	$(7,223)

FORMFACTOR, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	July 1, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$107,817	$101,408
Marketable securities	22,156	7,497
Accounts receivable, net of allowances for doubtful accounts of $299 and $298	91,710	70,225
Inventories, net	64,951	59,806
Restricted cash	4	106
Refundable income taxes	1,092	1,391
Prepaid expenses and other current assets	13,001	14,276
Total current assets	300,731	254,709
Restricted cash	768	1,082
Property, plant and equipment, net of accumulated depreciation and amortization of $248,390 and $241,943	45,667	42,663
Goodwill	189,192	188,010
Intangibles, net	111,779	126,608
Deferred tax assets	3,302	3,310
Other assets	1,959	2,600
Total assets	$653,398	$618,982
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$43,179	$34,075
Accrued liabilities	33,444	30,184
Current portion of term loan	18,380	12,701
Income taxes payable	167	442
Deferred revenue	9,452	5,305
Total current liabilities	104,622	82,707
Long-term income taxes payable	1,046	1,315
Term loan, less current portion	104,506	125,475
Deferred tax liabilities	4,070	3,703
Deferred rent and other liabilities	4,548	4,726
Total liabilities	218,792	217,926
Commitments and contingencies
Stockholders’ equity:
Common stock and capital in excess of par value	839,824	833,412
Accumulated other comprehensive income (loss)	507	(3,740)
Accumulated deficit	(405,725)	(428,616)
Total stockholders’ equity	434,606	401,056
Total liabilities and stockholders’ equity	$653,398	$618,982

About our Non-GAAP Net Income (loss) and Adjustments:
We believe that the presentation of non-GAAP net income, non-GAAP earnings per fully-diluted share and free cash flow provides supplemental information that is important to understanding financial and business trends and other factors relating to our financial condition and results of operations. Non-GAAP net income and non-GAAP earnings per fully-diluted share are among the primary indicators used by management as a basis for planning and forecasting future periods, and by management and our board of directors to determine whether our operating performance has met certain targets and thresholds. Management uses non-GAAP net income and non-GAAP earnings per fully-diluted share when evaluating operating performance because it believes that the exclusion of the items indicated herein, for which the amounts or timing may vary significantly depending upon our activities and other factors, facilitates comparability of our operating performance from period to period. We use free cash flow to conduct and evaluate our business as an additional way of viewing our liquidity that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our cash flows. Many investors also prefer to track free cash flow, as opposed to only GAAP earnings. Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures, and therefore it is important to view free cash flow as a complement to our entire consolidated statements of cash flows. We have chosen to provide this non-GAAP information to investors so they can analyze our operating results closer to the way that management does, and use this information in their assessment of our business and the valuation of our company. We compute non-GAAP net income and non-GAAP fully-diluted earnings per share by adjusting GAAP net income and GAAP earnings per fully-diluted share to remove the impact of certain items and the tax effect of those adjustments. These non-GAAP measures are not in accordance with, or an alternative to, GAAP and may be materially different from other non-GAAP measures, including similarly titled non-GAAP measures used by other companies. The presentation of this additional information should not be considered in isolation from, as a substitute for, or superior to, net income or earnings per fully-diluted share prepared in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect certain items that may have a material impact upon our reported financial results. We may expect to continue to incur expenses of a nature similar to the non-GAAP adjustments described above, and exclusion of these items from our non-GAAP net income and non-GAAP earnings per fully-diluted share should not be construed as an inference that these costs are unusual, infrequent or non-recurring. For more information on the non-GAAP adjustments, please see the table captioned “Reconciliation of non-GAAP Net Income” included in this press release.